EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We have issued our report dated June 30, 2008, with respect to the consolidated financial statements of Unify Corporation contained in the joint proxy statement/prospectus. We consent to the use of the aforementioned report in the joint proxy statement/prospectus, and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

Reno, Nevada

April 23, 2009